Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2019	2018

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$874,299	$811,690
Exploration and Production and Other Revenues	614,265	569,860
Pipeline and Storage and Gathering Revenues	200,623	208,860
	1,689,187	1,590,410

Operating Expenses:
Purchased Gas	396,505	333,759
Operation and Maintenance:
Utility and Energy Marketing	170,618	167,101
Exploration and Production and Other	143,266	147,320
Pipeline and Storage and Gathering	113,924	96,533
Property, Franchise and Other Taxes	88,194	84,872
Depreciation, Depletion and Amortization	264,149	233,185
	1,176,656	1,062,770

Operating Income	512,531	527,640

Other Income (Expense):
Other Income (Deductions)	(17,946)	(21,805)
Interest Expense on Long-Term Debt	(104,550)	(111,642)
Other Interest Expense	(4,895)	(3,428)

Income Before Income Taxes	385,140	390,765

Income Tax Expense (Benefit)	90,137	(8,338)

Net Income Available for Common Stock	$295,003	$399,103

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.42	$4.66

Diluted:
Net Income Available for Common Stock	$3.40	$4.62

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	86,144,352	85,719,552

Used in Diluted Calculation	86,744,040	86,333,307